                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10SB

                   General Form For Registration of Securities
                  of Small Business Issuers Under Section 12(b)
                     or 12(g) of the Securities Act of 1934


                       COMPOSITE AUTOMOBILE RESEARCH, LTD.
                       ----------------------------------
                 (Name of Small Business Issuer in It's Charter)



               Alberta, BC                            93-1202663
               -----------                            ----------
     (State or Other Jurisdiction of               (I.R.S. Employer
     Incorporation or Organization)               Identification No.)


     635 Front Street, El Cajon, CA                      92020
     ------------------------------                      -----
(Address of principal Executive Offices)               (Zip Code)


              (619)444-7254
              -------------
       (Issuer's Telephone Number)


           Securities to be registered under Section 12(b) of the Act:

     Title of Each Class                     Name of Each Exchange on Which
     to be so Registered                     Each Class is to be Registered
     -------------------                     ------------------------------

--------------------------------        --------------------------------------

--------------------------------        --------------------------------------



           Securities to be registered under Section 12(g) of the Act:

                       Common Stock - No Stated Par Value
                       ----------------------------------
                                (Title of Class)


                                      10SB

                                     ITEM 1

                          DESCRIPTION OF THE BUSINESS


HISTORY OF THE COMPANY:

Composite Automobile Research, Ltd. ("CAR"), was incorporated in Calgary, Alberta on January 5, 1996 to provide research and development as well as financing for a new business venture in the automotive arena. CAR acquired the shares of World Transport Authority, Inc., a Nevada Corporation ("WTA") on March 19, 1996. Through WTA, its wholly-owned subsidiary which performs all daily operations, CAR offers entrepreneurs in developing countries licenses and designs for the local manufacture of automobiles using advanced fiberglass and composites.


BUSINESS DEVELOPMENT:

Composite Automobile Research, Ltd. ("CAR") is an automotive technology company that sells a combination of products and services designed to enable its licensees to manufacture, assemble and market rugged, low-cost vehicles worldwide under the brand name WorldStar . CAR's target market consists of 189 developing nations with more than two-thirds of the world's population. Demand for automobiles in developing nations is rising rapidly, especially at the basic transportation end of the market. As a result, CAR is positioned to be a significant player in one of the most dynamic global growth industries of the 21st century.


BUSINESS OF THE ISSUER:

OVERVIEW:

CAR sells a "Master License" for each predetermined geographic region (or each country, depending on the estimated vehicle sales in the market). The price for this Master License varies, again depending upon the population (2.5M persons per facility), from $2,000,000 to $50,000,000 or greater. The Master License holder is responsible for selling our manufacturing licenses only in their country or region. They will provide all local support for the manufacturing license holder's marketing, sales and training utilizing their knowledge of local customs and language. The Master License holder reports directly to CAR and is responsible to do whatever is necessary to make each license holder successful.

CAR through its Master License holder sells each individual license to manufacture our utility style vehicle. The current price for one license is $372,000, of which the Master Licensee receives $112,000, and CAR receives $260,000. For this price, the individual license holder owns 70% of the license, and the Master Licensee owns 30%. CAR has determined this will unite the network of Master License holders with their individual license holders in order to provide the maximum incentive for success in every region and country. If, after one year of successful operation, the individual license holder desires to buy out the Master License's 30% interest, he may do so for $112,000.

If it is determined that a specific region or country is not large enough or other factors prohibit the sale of a Master License, CAR acts as the Master Licensee, providing all training and retaining a




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30% interest in the license. CAR controls and coordinates the ordering of all required parts and materials from its network of international suppliers. Shipments to the license holders are made using just-in-time inventory management procedures.

CAR's decentralized "micro-enterprise" approach to auto-making is ideally suited to the vehicle manufacturing needs of developing nations. The company sells and services WorldStar(R) licenses, each of which include a turnkey micro-manufacturing facility and a license to produce as many as 324 vehicles every twelve months. CAR provides purchasing services that give it's licensees the same just-in-time inventory management and buying power enjoyed by much larger companies. CAR also conducts research and development to improve product design and make available new models and options.

Composite technology developed in the United States makes the WorldStar(R) both inexpensive and simple to produce on a small scale. Its design features an engine cage supporting a Volkswagen "Boxer" engine and front-wheel-drive transaxle, which attaches to a single-mold body made of fiberglass reinforced plastic -- one of the strongest and most resilient materials available. The result is an easily serviced, durable vehicle with fewer than 500 parts, consisting of proven off-the-shelf technology.

Developing countries presently import vehicles from North America, Europe and Eastern Asia. The average buyer of an import vehicle must contend with expensive and hard to find spare parts and service. One of the advantages for a buyer of the WorldStar(R) is the manufacturer is close by to provide local service and spare parts. Because the vehicle is much simpler and has significantly fewer parts that the standard small production vehicle of today service requirements are greatly reduced.


THE WORLDSTAR(R) VEHICLE:

The vehicle, in its standard pickup configuration, is a 1500 lb. capacity truck that can hold a driver and two passengers next to the driver. With the addition of a snap-on van shell the WorldStar(R) then becomes a lockable delivery van. Removal of the tailgate of the pickup and the addition of a simple bolt-in seating module in the bed area of the truck transforms the WorldStar(R) into an 11-passenger taxi. CAR has specifically designed the vehicle in this manner and believes it is the most inexpensive and practical utility vehicle produced anywhere in the world.

The layout of the vehicle varies from a pickup to an open taxi to a van without changing the basic structure or method of manufacture. The body is constructed of inner and outer shells bonded together forming the desired vehicle. To that structure the front drive package is bolted, then rear suspension, front body shell, windshield, gages and wiring and the vehicle is ready to drive.

The WorldStar(R) is a composite vehicle manufactured from plastic resins, structural foam, other core materials and fiberglass. The configuration of the materials provide adequate structure and strength for the vehicle, and has been proven by a Finite Element Analysis and the design and testing of the prototype vehicles. The basic version is the pickup with the 1.6 liter VW Boxer engine. The transaxle is a four speed front wheel drive. The engine/transaxle plus suspension is bench assembled to a heavy duty tubular engine cage and then the complete drive is assembled and attached to the composite body.




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The vehicle itself can evolve from a basic piece of transportation into a more prestigious vehicle filled with amenities - but the method of construction remains the same. Most major manufacturers shun this approach because their investment is in steel, steel fabricating equipment, robotic welding equipment, etc. and that investment is enormous.


THE MARKET:

There is a vast market for the WorldStar(R) . Over five billion people in the world do not have automotive transportation. Automobile manufacturers have been slow in meeting the transportation needs of this emerging market. When traditional automobile manufacturers sell their vehicles in developing countries, transportation costs and tariffs greatly inflate the selling price, in many cases adding up to 200% to the price. The target market for the WorldStar(R) is the developing nations of the world and not the industrially advanced nations such as the United States, Canada and Western Europe. Existing automobiles are designed for sophisticated roads and infrastructure and bear the cost of extensive governmental regulation. The WorldStar(R) has been designed for unimproved roads. It has up to 10 inches of ground clearance, will get over 35 miles to the gallon, or use propane where gasoline is not readily available. The car will be manufactured, sold and serviced locally by persons who speak the same language as the customer. The basic design of the WorldStar(R) can be made in various colors and configured as a pickup, van or taxi. The WorldStar(R) is a basic transportation vehicle.

"Emerging markets hold the key" stated a report released by the U.S. Office of Automotive Affairs in 1996. "These markets accounted for almost 21 percent of worldwide motor vehicle output and sales in 1995. Projected long-term growth rates for motor vehicle sales in many emerging markets are ten to fifteen times higher than those in the United States and Europe. Almost all this growth represents new vehicle sales, rather than those of replacements. Governments of the developing world now play a major role in shaping the global motor vehicle industry through their efforts to develop local manufacturing capability." CAR's mission is to aid these developing nations by strategically placing micro-manufacturing facilities within their borders to build infrastructure, create jobs, teach new skills and act as a magnet for new business rather than importing vehicles from large factories located outside the country.

It is far more economical and efficient to ship bulk material and components to local manufacturers than to transport completed vehicles from a distant manufacturing facility. The WorldStar(R) has been designed for local manufacture by semi-skilled workers. The local workers who build the WorldStar(R) can be paid an above-average wage that allows them to also be buyers of these vehicles. (The Henry Ford Plan).


THE COMPETITION:

There are very few automobiles in the world today with a selling price under $10,000. The Volkswagen Beetle, manufactured in Mexico, is one of the lowest priced automobiles at a selling price of approximately $8700. In the major automobile manufacturing countries, Japan, Korea and the United States, the entry level price is well above $10,000. The raw materials and components for the WorldStar(R) will cost the local manufacturer about $4200. The manufacturer adds 100-200 hours of labor at the local rate and sets the sales price. We estimate the sales price of the WorldStar(R) to be approximately $6,000 to $7,000 per vehicle. At a direst cost per vehicle of less




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
than $5,000 before tariffs, the WorldStar(R) has a formidable price advantage over its competition. We estimate that the total operating costs of the WorldStar(R) are approximately one-third that of competing vehicles. Developing nations often levy heavy import duties on finished products, but not on parts. In many markets WorldStar(R) will thus have as much as a sixfold cost advantage over its nearest competitors.

Major automotive manufacturers, such as Chrysler, GM, Ford and Diahatsu (see comparison chart below) have also identified this untapped market and begun design of their concept vehicles, which they estimate to be ready for production within 5 years. Not only does CAR believe the WorldStar(R) to be a superior vehicle to any concept vehicle currently under development by these manufacturers, CAR is also intent upon aiding the developing nations by placing the micro-manufacturing facilities within their borders to build infrastructure, create jobs, teach new skills and act as a magnet for new business rather than importing vehicles from large factories located outside the country.

Manufacturer:  Regional     Chrysler       GM             Ford         Diahatsu    Fiat
-------------  --------     --------       --             ----         --------    ----
Vehicle        WorldStar    CCV            Blue Macaw     Ka           Midget II   Uno
Sticker Price  $6,000       $6,000         $9,000         $11,000      $4,600      $10,000
Engine         1600cc VW    800cc Briggs   1000cc         1000cc       659cc       unknown
Target Market  Developing   India, China   Brazil         Europe &     Japan       Mexico
               Nations      Dev. Nations                  Brazil

Truck          Yes          No             No             No           Yes         No
Payload        1500 lbs     N/A            N/A            N/A          limited     N/A
Delivery Van   Yes          No             No             No           No          No
Passengers     Up to 11     4              4              4            1           4
Fuel           Gas/Propane  Gas Only       Gas Only       Gas Only     Gas Only    Gas Only

# of Parts     App. 500     ~1100          unknown        ~4,000       unknown     unknown
Locally built  Yes          Limited        Brazil only    Mexico only  Japan only  Italy


THE MARKETING PLAN:

To be successful CAR must reach developing nation manufacturing entrepreneurs. In order to accomplish this, CAR is marketing its WorldStar(R) directly to developing nation's trade and privatization agencies. We are also utilizing our network of business contacts within these nations as well as direct advertising within each country. The local manufacturer will provide a manufacturing facility which has electrical service (200amp) and at least 4,000 square feet of enclosed manufacturing space and 1000-2000 feet of outside storage. CAR does not manufacture the WorldStar(R), instead it licenses its unique micro-manufacturing facility and provides for a complete turnkey business including tooling, equipment and materials necessary to build the WorldStar(R). The regional manufacturer also receives full documentation, including video tapes and a TV/VCR to provide visual training for their employees. Two technicians from CAR or its Master Licensee will assist the manufacturer in setting up the manufacturing facility and training. Subsequent orders for material will be provided through CAR and it's worldwide network of suppliers directly to the licensee.

By meeting the expected and designed goal of producing one vehicle per day, per each single license, or 324 vehicles per year, the license holder has the ability to recover the cost of the license




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within one year. This makes the license an enticing business opportunity for international entrepreneurs.


CAR's target market consists of 189 developing nations worldwide. CAR has sold Master Sales Representative Licenses in Mexico and the Philippines. Negotiations are currently ongoing with thirty other potential licensees, with final negotiations currently in process for nine licenses in Mexico. As an example, the license in Mexico will allow the owner to be the principal operating center providing support for all marketing, sales and training for the expected 150 micro-manufacturing facilities throughout Mexico over the next three years. Assuming a production of 324 vehicles per year, per facility, Mexico will produce over 48,000 units per year with an anticipated return of $500 per vehicle to CAR ($24.3M).


REGULATION:

The Company only licenses the proprietary right to manufacture the WorldStar(R) vehicle within a specific country. The Company retains legal council through each licensee as to its obligations for govenment regulations and taxes. Each licensee is contractually responsible to obtain all required permits and insurance within each country of domicile for the manufacture and sales of motor vehicles.


                                     ITEM 2
                     MANAGEMENTS DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION


GENERAL:

The Company anticipates that current license sales and negotiations for near-term license sales should provide sufficient cash flows for the foreseeable future.


RESULTS OF OPERATIONS:

As of December 31, 1996, the Company had sold $1,338,125 worth of stock in order to finance the development of the WorldStar(R) vehicle. As of December 31, 1997, the Company had canceled $52,397 worth of stock in a sale of assets and sold an additional $647,273 worth of stock in order to continue the development of the WorldStar(R) vehicle. At the date of this filing, the Company had sold three licenses for WorldStar(R) factories, with nine additional licenses in Mexico pending financing.


LIQUIDITY AND CAPITAL RESOURCES:


                                     ITEM 3
                             DESCRIPTION OF PROPERTY

The Company with its wholly-owned subsidiary World Transport Authority, Inc. leases administrative offices and training facility in 9,000 sq. ft. at 635 Front Street, El Cajon, CA USA 92020, for $9319.76 per month. The Company does not intend to acquire a material amount of property in the future.

The Company's registered office in Canada is located at Suite 800 - 11012 MacLeod Trail S., Calgary, Alberta, Canada T2J 6A5.


                                    EMPLOYEES

The Company, through its wholly-owned subsidiary WTA, currently employs five (5) persons including technicians, secretary and receptionist.


                                     ITEM 4
                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

The following table sets forth information on the ownership of the Company's voting securities by Officers, Directors and major shareholders as well as those who own beneficially more than five percent of the Company's common stock:

Name &                         Title or  Amount     Percent
Address                        Class     Ownership  Owned     Owned     Mgmt.
-------                        --------  ---------  --------  -----     -----
Dean Amaru                     Common    Record     63,334    1.6%      Pres.
20212 Modoc Rd.
Apple Valley, CA 92308

Maritime International, Ltd.*  Common    Record     726,667   18.3%     None
635 Front Street
El Cajon, CA 92020

Rodger Ward                    Common    Record     28,667    .7%       V.P.
1329 Craigmont
El Cajon, CA 92019

Lyle Wardrop                   Common    Record     13,810    .35%      Director
19879 49th Avenue
Langley, BC V3A 3R5

Steven Wright                  Common    Record     30,619    .8%       Sec/Tres
2635 Camino del Rio South
Suite 211
San Diego, CA 92108




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
* Effective December 1, 1997, the 726,667 shares owned by Maritime International, Ltd. were placed in a irrevocable trust. Any sale or transfer of the shares requires the approval of C.A.R.'s Board of Directors.



                                     ITEM 5
                    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
                               AND CONTROL PERSONS

The Directors and Officers of the Company, all of those whose terms will expire 6/30/98, or at such a time as their successors shall be elected and qualified are as follows:

Name & Address                  Age    Position            Date First Elected
--------------                  ---    --------            ------------------
Dean Amaru                      54     President           6/1/96
20212 Modoc Road
Apple Valley, CA  92308

Steven R. Wright                53     Secretary,          6/1/96
13640 White Rock Station Rd.           Treasurer &
Poway, CA  92064                       Director

Rodger Ward                     77     Vice President of   6/1/96
1329 Craigmont                         Public Relations
El Cajon, CA  92019

Lyle P. Wardrop                 56     Director            3/19/96
19879 49th Avenue
Langley, B.C. Canada  V3A 3R5

Each of the foregoing persons may be deemed a "promoter" of the Company, as that term is defined in the rules and regulations promulgated under the securities and Exchange Act of 1933.

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

No Executive Officer or Director of the Corporation has been the subject of any Order, Judgement, or Decree of any Court of competent jurisdiction, of any regulatory agency enjoining him from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities nor has any such person been the subject of any Order of a State authority barring or suspending for more than sixty (60) days, the right of such a person to be engaged in such activities or to be associated with such activities.




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
No Executive Officer or Director of the Corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.


RESUMES:

DEAN AMARU, PRESIDENT

     1989 - Current    Owner - URAMA SALES & MARKETING, HESPERIA CA - Company
                       provides all aspects of sales and marketing to small businesses including consultation, product development, market analysis, sponsorships, advertising and graphic design from concept to design & printing.

     1994 - Current    Founder, President, Treasurer -  VICTOR VALLEY MARKETING
                       GROUP, VICTORVILLE CA - Network of local business owners and professionals who use ethical business practices and fair market prices for honest work and goods. Organized as an Advertising Club to increase quality and quantity of member's business through networking, referrals, group-buying power, publication and promotions.

     1988 - 1989       Sales & Marketing Manager -  TRIM-LOK INC., PARAMOUNT CA
                       Responsible for all aspects of sales and marketing for vinyl extrusion edge trim for United States OEM and wholesale market. Opened international distribution.

     1986 - 1988       Sales Manager / Special Products & Projects - FORD
                       WHOLESALE COMPANY INC., SANTA ANA CA - Responsible for sales program for roofing wholesaler with seven
                       California locations for all special products. Designed, implemented and evaluated sales training & marketing methods promoting new products in market.

     1966 - 1986       Regional Sales Manager - GENSTAR / FLINTKOTE COMPANY, LOS
                       ANGELES CA - Responsible for regional sales of roofing products and supervision of employees in production, warehouse, office and sales. Established policies, procedures and training promoting leadership skills.
                       Smoothly integrated new acquisition and personnel for company.

EDUCATION

     UNIVERSITY OF LAS VEGAS
     Major: Business Administration

STEVEN R. WRIGHT, SECRETARY TREASURER & DIRECTOR

     1978 - Present    Owner - WRIGHT & GEIS, INC. CERTIFIED PUBLIC
                       ACCOUNTANTS, SAN DIEGO, CA - Serve as director and financial officer for two public companies. Responsible for all aspects of accounting, Securities & Exchange filing, taxes and strategic planning. Corporate tax specialist responsible for corporation, individual, partnership and fiduciary federal and multi-state income tax returns. Manage client contact, quality control, tax review and planning, research, and audit representation.
                       Provide management advisory services in design and installation of data processing systems, budgets, job costing, estimating, financial planning, analysis and personnel management. Extensive experience with financial institutions, creditors and investors for financing and cash management.

     1976 - 1978       Manager of Financial Planning - CAMPBELL INDUSTRIES,
                       INC., SAN DIEGO, CA - Responsible for financial projections and strategic planning for board of directors. Developed project budgets with projected cash flow, estimating, and cost accounting for new construction and ship repair work. Supervised cost accounting and financial planning staff.

     1974 - 1976       Senior Accountant - ROHR INDUSTRIES, INC., CHULA VISTA,
                       CA Responsible for accounting for three subsidiaries.
                       Prepared accounting entries, subsidiary ledgers, general ledgers, financial statements, cash and sales forecasts and account analysis.

EDUCATION

     SAN DIEGO STATE UNIVERSITY
     B.S. Accounting, 1974

     SAN DIEGO STATE UNIVERSITY
     B.A. Public Administration,1970


LYLE P. WARDROP, DIRECTOR

     1963 - Present    President -  GOLDEN MILE MOTORS, LTD. & UNITED AUTO
                       BROKERS, LTD. - Both companies are involved in the sale of used trucks and autos.

     1972 - Present    President - SURREY LAND CENTER, VANCOUVER, B.C. - This
                       company is involved in the sale, development, and rental of industrial land and warehouse space.

     1976 - 1986       President - INTERNATIONAL WATERBED DISTRIBUTORS - This
                       company was involved in the manufacture, distribution, and retail sale of waterbeds and bedroom furniture and became Canada's largest waterbed wholesaler.

     1978 - 1983       Treasurer - CANADIAN WATERBED MANUFACTURING ASSOCIATION -
                       This association represented the manufacturing companies in the waterbed industry.

     1993 - Present    Chairman Used Car Division - AUTOMOTIVE RETAILERS
                       ASSOCIATION OF BRITISH COLUMBIA - This association represents the automotive retail sector in dealing with government and private agencies.

     1994 - Present    Director and Board Member - AUTOMOTIVE RETAILERS
                       ASSOCIATION OF BRITISH COLUMBIA - This association represents 1300 member companies in six divisions employing over 25,000 people.


RODGER WARD, VICE PRESIDENT OF PUBLIC RELATIONS

     1990 - Present    Chief Steward -  AMERICAN INDYCAR SERIES

     1986 - Present    Owner - RODGER WARD & ASSOCIATES - Auto and race car
                       restoration business, President Vintage Racing.

     1983 - 1985       President - CITIZENS SECURITY SYSTEMS, DALLAS TX

     1979 - 1982       Team Manager - CIRCUS CIRCUS HOTEL, LAS VEGAS NV -
                       Manager of the Unlimited Hydroplane Race Team.

     1972 - 1976       Owner -  RODGER WARD TIRE CENTERS, Rosemead & Monrovia CA

     1969 - 1972       Director of Public Relations - ONTARIO MOTOR SPEEDWAY,
                       ONTARIO CA

     1967 - 1970       Owner - FIRESTONE TIRE CENTER, SPEEDWAY IN

     1946 - 1966       PROFESSIONAL RACE CAR DRIVER - Accomplishments include
                       National Stock Car Championship 1951, Indianapolis 500
                       Winner 1959 & 1962, and USAC Champion 1959 & 1962.

     1990 - Present    BOARD OF DIRECTORS - SAN DIEGO AUTOMOTIVE MUSEUM
     1972 - 1976       BOARD OF DIRECTORS - SUPERIOR INDUSTRIES
     1958 - 1968       CHAMPION SPARK PLUG CO.  HIGHWAY SAFETY PROGRAM
     1958 - 1966       BOARD OF DIRECTORS - USAC
     1941 - 1946       U.S. AIR FORCE



                                     Item 6
                             EXECUTIVE COMPENSATION

No Officer or Director of the Corporation has had or currently has aggregate renumeration exceeding $50,000.00 per year from the Corporation. No renumeration other than this is proposed to be paid in the future directly or indirectly by the Corporation to any Officer or Director under any plan which is presently existing.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the Corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Corporation or any of its subsidiaries, if any.


MANAGEMENT OPTIONS TO PURCHASE SECURITIES:

Name                Title          Options   Price Per Share
----                -----          -------   ---------------
Dean Amaru          President      16,667    $1.50
Dean Amaru          President      16,667    $2.25
Dean Amaru          President      16,667    $3.00
Steven Wright       Sec. Treas.    33,333    $1.05
Lyle Wardrop        Director       33,333    $1.05
Rodger Ward         V.P.           33,333    $1.05



                                     Item 7
                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

                                     Item 8
                            PENDING LEGAL PROCEEDINGS

The Company entered into binding arbitration with a former business partner (an individual) regarding the consideration for the disposition by the Company of Thunder Ranch, Inc., a corporation sold back to its sole original shareholder in September, 1996. The Company has denied the individual the right to any additional shares of stock for that sale. The arbitration was summarily dismissed in favor of the Company on November 24, 1997. The Company is currently in the process of litigation in Superior Court in San Diego, California regarding the same matter. The Company's attorneys have filed for a dismissal of all litigation based upon the binding arbitration determination.

                                     Item 9
            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


The Company, as of July 24, 1997 has filed for trading on the NNOTC Electronic Bulletin Board (EBB) which is sponsored by the National Association of Securities Dealers (NASD). The EBB is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current "bids" and "asks" as well as volume information.

As of December 31, 1997, the Company had 159 shareholders of record.

The Company has paid no cash dividends.



                                     ITEM 10
                     RECENT SALES OF UNREGISTERED SECURITIES


On January 5, 1996 the Company issued 1,320,000 shares of its common stock in return for cash and other assets.

Between January 15, 1996 and June 30, 1997, the Company sold 2,013,975 shares to 126 U.S. Citizens and 9 foreign residents. In issuing the stock, the Company relied on an exemption from registration contained in Section 4(2) of the 1933 Securities Act, as amended, for sales not involving a public offering. These shares were sold through directors of the Company to persons who were business or personal acquaintances.

In July of 1997, the Company sold 292,793 shares to 12 U.S. Citizens and 5 foreign residents. In issuing the stock, the Company relied on an exemption from registration contained in Section 4(2) of the 1933 Securities Act, as amended, for sales not involving a public offering. These shares were sold through directors of the Company to persons who were business or personal acquaintances.

In August of 1997, the Company sold 84,524 shares to 2 U.S. Citizens and 3 foreign residents. In issuing the stock, the Company relied on an exemption from registration contained in Section 4(2) of the 1933 Securities Act, as amended, for sales not involving a public offering. These shares were sold through directors of the Company to persons who were business or personal acquaintances.

In September of 1997, the Company sold 38,286 shares to 1 U.S. Citizens and 2 foreign resident. In issuing the stock, the Company relied on an exemption from registration contained in Section 4(2) of the 1933 Securities Act, as amended, for sales not involving a public offering. These shares were sold through directors of the Company to persons who were business or personal acquaintances.

In October of 1997, the Company sold 14,285 shares to 3 U.S. Citizens. In issuing the stock, the Company relied on an exemption from registration contained in Section 4(2) of the 1933 Securities Act, as amended, for sales not involving a public offering. These shares were sold through directors of the Company to persons who were business or personal acquaintances.

In November of 1997, the Company sold 16,524 shares to 5 U.S. Citizens. In issuing the stock, the Company relied on an exemption from registration contained in Section 4(2) of the 1933 Securities Act, as amended, for sales not involving a public offering. These shares were sold through directors of the Company to persons who were business or personal acquaintances.

In December of 1997, the Company issued 195,144 shares to 10 U.S. Citizens and 4 foreign residents. The shares were issued to employees and contractors for services rendered. In issuing the stock, the Company relied on an exemption from registration contained in Section 4(2) of the 1933 Securities Act, as amended, for sales not involving a public offering.

NOTE: PER A VOTE OF THE SHAREHOLDERS OF RECORD ON JUNE 3, 1997, THE DIRECTORS OF COMPOSITE AUTOMOBILE RESEARCH WERE AUTHORIZED TO COMPLETE A 3 TO 1 REVERSAL OF ALL SHARES, OPTIONS AND WARRANTS. ALL REFERENCES TO A NUMBER OF SHARES IN THIS DOCUMENT REFLECT THAT REVERSAL.


                                     ITEM 11
                            DESCRIPTION OF SECURITIES


COMMON STOCK:

The Company's Certificate of Incorporation authorizes the issuance of unlimited Shares of Common Stock, no stated par value per share, of which 3,975,531 shares were outstanding as of December 31, 1997. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have cumulative voting rights. Holders of shares of Common Stock are entitled to share ratable in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding Common Stock is, and the shares offered by the Company pursuant to this offering will be, when issued and delivered, fully paid and non-assessable.


PREFERRED STOCK:

There is no preferred stock authorized.


TRANSFER AGENT:

The Company's transfer agent is Pacific Corporate Trust Company, Suite 830 - 625 Howe Street, Vancouver, BC Canada, V6C 3B8. Telephone number is (604) 689-9853. The Company acts as its own registrar.


                                     ITEM 12
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's By-Laws allow for the indemnification of Company Officers and Directors in regard to their carrying out the duties of their offices. The By-Laws also allow for reimbursement of certain legal defenses.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.


                                     ITEM 13
                              FINANCIAL STATEMENTS

EXPERTS:

The financial statements of the Company and related notes which are included in this offering have been examined by Harlan & Boettger, Independent Certified Public Accountants, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.



                                     ITEM 14
      CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING CONTROL
                            AND FINANCIAL DISCLOSURE

None.


                                     ITEM 15
                        FINANCIAL STATEMENTS AND EXHIBITS

(i)  Audited statement for year end April 30, 1997.
(ii) Audited statement for initial period ended June 30, 1996.


                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Composite Automobile Research, Ltd.



Date 1-26-97                            By  /s/  DEAN AMARU
     ----------------                      ------------------------------
                                           Dean Amaru,
                                           President

Date 1/26/97                       By   /s/ STEVEN R. WRIGHT
     --------------                     -----------------------------
                                        Steven R. Wright,
                                        Director, Secretary & Treasurer

                              FINANCIAL STATEMENTS

                       COMPOSITE AUTOMOBILE RESEARCH, INC.
                        CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 1997 AND 1996

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                         PAGE
                                                                         ----
 Independent Auditors' Report...........................................  F-2

 Consolidated Financial Statements:

    Consolidated Balance Sheets as of
    June 30, 1997 and June 30, 1996.....................................  F-3

    Consolidated Statements of Operations for the
    years ended June 30, 1997 and June 30, 1996.........................  F-4

    Consolidated Statements of Changes in Stockholders' Equity
    for the years ended June 30, 1997 and June 30, 1996.................  F-5

    Consolidated Statements of Cash Flows for the years ended
    June 30, 1997 and June 30, 1996.....................................  F-6

    Consolidated Notes to Financial Statements..........................  F-7 - F-12

                       [HARLAN & BOETTGER LLP LETTERHEAD]


                          INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS OF
COMPOSITE AUTOMOBILE RESEARCH, INC.:

We have audited the accompanying consolidated balance sheets of Composite Automobile Research, Inc. (a Canadian corporation) (Note A) as of June 30, 1997 and June 30, 1996, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Composite Automobile Research, Inc. as of June 30, 1997 and June 30, 1996, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ HARLAN & BOETTGER LLP

San Diego, California
September 8, 1997

                       COMPOSITE AUTOMOBILE RESEARCH, INC.

                           CONSOLIDATED BALANCE SHEETS

                                                                 As of              As of
                                                             June 30, 1997      June 30, 1996
                                                             -------------      -------------
                 ASSETS
CURRENT ASSETS:
    Cash                                                      $    25,280         $   117,194
    Accounts receivable                                                --               3,149
    Inventory (Note C)                                                 --             132,953
    Prepaid expenses                                                  675                 675
                                                              -----------         -----------
       TOTAL CURRENT ASSETS                                        25,955             253,971

PROPERTY AND EQUIPMENT, net of accumulated
    depreciation of $56,463 and $23,974 (Note D)                  301,215             332,724

OTHER ASSETS
    Note receivable - stockholder (Note G)                        200,000                  --
    Goodwill, net of accumulated amortization (Note E)                 --              82,751
    License                                                            --              10,000
    Consulting contract (Note G)                                  100,000                  --
    Miscellaneous                                                  29,018               4,347
                                                              -----------         -----------
       TOTAL OTHER ASSETS                                         329,018              97,098
                                                              -----------         -----------
                                                              $   656,188         $   683,793
                                                              ===========         ===========
     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Accounts payable                                          $    55,081         $    49,854
    Accrued liabilities                                             7,124              77,891
    Related party debt (Note G)                                    40,436                  --
    Customer advance payments on orders                                --             131,460
                                                              -----------         -----------
       TOTAL CURRENT LIABILITIES                                  102,641             259,205

COMMITMENTS AND CONTINGENCIES (Note H)                                 --                  --

STOCKHOLDERS' EQUITY: (Note I)
    Common stock, no par value, unlimited shares
       authorized; 3,333,975 and 4,346,141 shares
       issued and outstanding, respectively                     1,933,001             167,614
    Special warrants, 0 and 2,693,815 warrants
       issued and outstanding, respectively                            --             576,610
    Retained deficit                                           (1,379,454)           (319,636)
                                                              -----------         -----------
       TOTAL STOCKHOLDERS' EQUITY                                 553,547             424,588
                                                              -----------         -----------
                                                              $   656,188         $   683,793
                                                              ===========         ===========


   The accompanying notes are an integral part of these financial statements.

                       COMPOSITE AUTOMOBILE RESEARCH, MC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                For the year         For the year
                                                    ended                ended
                                                June 30, 1997        June 30, 1996
                                                -------------        -------------
NET SALES                                         $    67,278         $    27,140

COST OF SALES                                          17,800               9,450
                                                  -----------         -----------
       GROSS PROFIT                                    49,478              17,690

OPERATING EXPENSES:
    Selling, general, and administrative              665,365              56,550
    Depreciation and amortization                      42,779              23,974
    Other operating expenses                          180,263                  --
                                                  -----------         -----------
       TOTAL OPERATING EXPENSES                       888,407              80,524
                                                  -----------         -----------

NET LOSS FROM OPERATIONS                             (838,929)            (62,834)

OTHER EXPENSES
    Loss on sale of equipment                         198,646                  --
    Loss on write-off of capitalized costs                 --             253,503
    Loss on write-off of goodwill                      21,443                  --
                                                  -----------         -----------
    Interest expense                                       --               2,499

       TOTAL OTHER EXPENSES                           220,089             256,002

NET LOSS BEFORE INCOME TAXES                       (1,059,018)           (318,836)

INCOME TAXES (Note F)                                     800                 800
                                                  -----------         -----------

NET LOSS                                          $(1,059,818)        $  (319,636)
                                                  ===========         ===========

NET LOSS PER AVERAGE COMMON SHARE                 $      (.39)        $      (.09)
                                                  ===========         ===========

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING          2,736,194           3,450,441
                                                  ===========         ===========

   The accompanying notes are an integral part of these financial statements.

                       COMPOSITE AUTOMOBILE RESEARCH, NC.
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                            Common Stock
                                                         and Special Warrants                                      Total
                                                    -------------------------------          Retained          Stockholders'
                                                       Shares             Amount              Deficit              Equity
                                                    -----------         -----------         -----------        -------------
DATE OF INCEPTION, JANUARY 5, 1996                           --         $        --         $        --         $        --
   Common stock issued in acquisition
        (Notes B and I)                               1,652,326             167,614                  --             167,614
   Special warrants issued for cash (Note I)          2,693,815             576,610                  --             576,610
   Net loss for the year                                     --                  --            (319,636)           (319,636)
                                                    -----------         -----------         -----------         -----------
BALANCE, JUNE 30, 1996                                4,346,141             744,224            (319,636)            424,588
   Special warrants issued for cash (Note I)          3,280,834           1,298,434                  --           1,298,434
   Common stock repurchased (Notes A and I)          (2,500,000)            (52,397)                 --             (52,397)
   Common stock canceled (Note J)                    (1,793,000)            (57,260)                 --             (57,260)
   Net loss for the year                                     --                  --          (1,059,818)         (1,059.818)
BALANCE, JUNE 30, 1997                                3,333,975         $ 1,933,001         $(1,379,454)        $   553,547
                                                    ===========         ===========         ===========         ===========

   The accompanying notes are an integral part of these financial statements.

                       COMPOSITE AUTOMOBILE RESEARCH, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       For the year       For the year
                                                                           ended              ended
                                                                       June 30, 1997      June 30, 1996
                                                                       -------------      -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                             $(1,059,818)        $  (319,636)
   Adjustments to reconcile net loss to net cash
   used in operating activities:
        Depreciation                                                         42,779               5,890
        Amortization                                                             --              18,084
        Loss on disposal of equipment                                       198,646                  --

   Changes in assets and liabilities:
        Accounts receivable                                                   3,149              (3,149)
        Inventory                                                           132,953            (132,953)
        Consulting contract                                                (100,000)
        Note receivable - stockholder                                      (200,000)                 --
        Prepaid expenses                                                         --                (675)
        Goodwill from acquisition                                            82,751             (82,751)
        Miscellaneous assets                                                (14,671)            (14,347)
        Accounts payable                                                      5,227              49,854
        Accrued liabilities                                                 (70,767)             77,891
        Customer advance payments on orders                                (131,460)            131,460
                                                                        -----------         -----------
NET CASH USED IN OPERATING ACTIVITIES                                    (1,111,120            (270,332)
                                                                        -----------         -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment                                      (209,916)           (356,698)
                                                                        -----------         -----------
NET CASH USED IN INVESTING ACTIVITIES                                      (209,916)           (356,698)
                                                                        -----------         -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Increase in related party debt                                          40,436                  --
     Repurchase of common stock                                             (52,397)                 --
     Common stock issued in acquisition                                          --             167,614
     Proceeds from issuance of common stock and special warrants          1,241,174             576,610
                                                                        -----------         -----------
  NET CASH PROVIDED BY FINANCING ACTIVITIES                               1,229,213             744,224
                                                                        -----------         -----------
  NET (DECREASE) INCREASE IN CASH                                           (91,914)            117,194
  CASH AT BEGINNING OF YEAR                                                 117,194                  --
                                                                        -----------         -----------
  CASH AT END OF YEAR                                                   $    25,280         $   117,194
                                                                        ===========         ===========

   The accompanying notes are an integral part of these financial statements.

                       COMPOSITE AUTOMOBILE RESEARCH, INC.
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Organization and Nature of Operations

     In January 1996 Composite Automobile Research, Inc. (the "Company") was incorporated pursuant to the Alberta Business Corporations Act. The Company was incorporated to facilitate an initial public offering. Subsequent to incorporation the Company acquired Thunder Ranch, Inc., ("Thunder") and World Transport Authority, Inc. ("WTA"). These acquisitions have been accounted for under the purchase method with any difference between fair market value of assets purchased and liabilities assumed being reflected as goodwill.

     In February 1997, the Company sold certain assets and liabilities to a stockholder in exchange for common stock of the Company and promises to pay. The transaction has been accounted for by the purchase method (Note
     G).

     The Company, through its wholly owned subsidiaries, is in the business of designing, manufacturing, and selling specialty automobile body kits in markets around the world.

     Basis of Consolidation

     For purposes of consolidation and presentation, all significant intercompany transactions and account balances have been eliminated.

     Basis of Accounting

     The Company's policy is to use the accrual method of accounting and to prepare and present financial statements which conform to generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     Cash and Equivalents

     For purpose of the statements of cash flows, all highly liquid investments with a maturity of three months or less are considered to be cash equivalents. There were not cash equivalents as of June 30, 1997 and 1996.

     Inventory

     The inventory is valued at the lower of cost or market. Cost is determined under the first-in, first out (FIFO) method.

                      COMPOSITE AUTOMOBILE RESEARCH, INC.

                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)

A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

     Property and Equipment

     Property and equipment are recorded at cost. Depreciation and amortization of property and equipment is provided using the straight line method over estimated useful lives ranging from five to seven years. Upon retirement or disposal of depreciated assets, the cost and related depreciation are removed and the resulting gain or loss is reflected in income. Major renewals and betterments are capitalized while maintenance costs and repairs are expensed in the year incurred.

     Revenue Recognition

     Revenues derived from the sale of specialty automobile body kits are recorded upon completion of the kits and final payment from the customer. Customer advance payments on orders are deferred and shown in the accompanying financial statements as part of current liabilities.

     Net Loss Per Share

     The net loss per share is computed by dividing the net loss by the weighted average number of shares outstanding during the period.

     Income Taxes

     Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No 109 (SFAS
     109), "Accounting for Income Taxes." A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

B.   ACQUISITION:

     During 1996 the Company completed the purchases of Thunder and WTA, which have been accounted for by the purchase method as follows:

          Assets                                              $ 533,199
          Liabilities relieved                                 (448,336)
                                                              ---------
               Net assets                                        84,863
          Purchase price                                        167,614
                                                              ---------

          Excess of purchase price over net assets
            book value                                        $  82,751
                                                              =========

     The excess of purchase price over net asset book value has been allocated as follows:

           Goodwill                                           $  82,751
                                                              =========

                      COMPOSITE AUTOMOBILE RESEARCH, INC.

                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)

B.   ACQUISITION: (CONTINUED)

     The fair values of the net assets acquired and the purchase price discrepancy were allocated in accordance with generally accepted accounting principles and based on the recent transactions, as the best estimate of market value of the net assets acquired.

C.   INVENTORY:

     Inventory is comprised of the following:

                                                         June 30,       June 30,
                                                           1997           1996
                                                         --------       --------
Stocked inventory                                        $     --       $ 62,904
Work in process                                                --         70,049
Finished goods                                                 --             --
                                                         --------       --------
                                                         $     --       $132,953
                                                         ========       ========

     During the year ended June 30, 1997, the Company sold all its inventory to a stockholder. (See Note A).

D.   PROPERTY AND EQUIPMENT:

     Property and equipment is summarized as follows:

                                                   June 30,           June 30,
                                                     1997               1996
                                                  ---------           ---------
Machinery and equipment                           $  54,617           $ 202,594
Automobiles                                              --              11,019
Office furniture and equipment                       17,164               8,228
Leasehold improvements                                8,630               3,097
Demo equipment and vehicles                         277,267             131,760
                                                  ---------           ---------
                                                    357,678             356,698

Less accumulated depreciation                       (56,463)            (23,974)
                                                  ---------           ---------

Property and equipment, net                       $ 301,215           $ 332,724
                                                  =========           =========

E.   GOODWILL:

     The Company recorded goodwill as a result of the purchases of Thunder and WTA. It is being amortized over its estimated useful life of seven years. As a result of the sale of assets and liabilities to a stockholder during the year ended June 30, 1997, the goodwill related to these assets was written off.

                       COMPOSITE AUTOMOBILE RESEARCH, INC.

                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)

F.   INCOME TAXES:

     The provision for income taxes for the years ended June 30, 1997 and June 30, 1996 consists solely of the $800 minimum California franchise tax.

     The Company's total deferred tax asset as of June 30, 1997 is as follows:

                                                                      1997
                                                                   ---------
Net operating loss carryforward                                    $ 257,536
Valuation allowance                                                 (257,536)
                                                                   ---------
     Net deferred tax asset                                        $      --
                                                                   =========

G.   RELATED PARTY TRANSACTIONS:

     The Company has agreed to accept consulting services from a stockholder as part of the sale of certain assets and liabilities (Note A), the value of which was determined by actual consulting services this stockholder has performed in the past. This asset is being amortized using the straight-line method over an estimated period of fourteen months.

     The Company is owed $200,000 as of June 30, 1997 from a stockholder for the purchase of certain assets (Note A). This note is non-interest bearing and is due on demand.

     Related party debt at June 30, 1997 consists of amounts loaned to the Company by a stockholder. There are no formal repayment terms and it is classified as a current liability as the Company intends to repay the amount in full within one year.

H.   COMMITMENTS AND CONTINGENCIES:

     The Company leases its office facilities under an operating lease that expires in March 2001. This lease was entered into on March 1, 1996. Future minimum lease payments due under this operating lease are as follows:

        Year ending
          June 30,
        -----------
            1998                                              $107,856
            1999                                               107,856
            2000                                               107,856
            2001                                                26,964
                                                              --------
           Total                                              $350,532
                                                              ========

     This operating lease provides that the Company pay, in addition to the base rent, 83% of common area operating expenses as determined by a prorated share of total square footage of the building.

                      COMPOSITE AUTOMOBILE RESEARCH, INC.

                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)

I.   STOCKHOLDERS' EQUITY:

     Since inception through the year ended June 30, 1997, the Company has issued shares of common stock warrants in exchange for $1,875,044 in cash. Additionally, the amount of shares authorized by the articles of incorporation was amended to an unlimited amount of common and preferred shares.

     Changes in common stock warrants during the years ended June 30, 1997 and June 30, 1996 consisted of the following:

                                                     Warrants      Price Range
                                                     --------      -----------
            Outstanding at January 5, 1996                 --               --
            Issued                                  2,693,815       $.10-$0.35
            Exercised                                      --               --
            Outstanding at June 30, 1996            2,693,815       $.10-$0.35
            Issued                                  3,280,834       $.10-$1.04
            Exercised                              (5,974,649)      $.10-$1.04
            Outstanding at June 30, 1997                   --               --

     Additionally, under the terms of the purchases of Thunder and WTA (Note A, B and G), the Company received 2,500,000 of its common stock as consideration. The value of these shares was determined by the difference between the assets given up and liabilities relieved and recorded as a reduction in stockholders' equity.

     All equity disclosures have been retroactively restated to effect a 3 for 1 reverse stock split as of June 30, 1997.

J.   LICENSE AGREEMENTS:

     During the year ended June 30, 1997, the Company entered into two agreements with unrelated third party representatives in Mexico and Honduras whereby the Company has issued licenses to the representatives to build and sell vehicles on behalf of the Company in that country. As consideration for these agreements, the Company will receive $260,000 for each license and a per-vehicle royalty of $275.00. For the year ended June 30, 1997, performance on these agreements was pending.

                      COMPOSITE AUTOMOBILE RESEARCH, INC.

                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)

K.   SUBSEQUENT EVENTS:

     The Company has entered into binding arbitration with a former business partner (an individual) regarding payment of certain expenses incurred on behalf of Thunder Ranch, Inc. The Company previously had agreed to issue 1,793,000 shares of common stock to this individual. However, as of June 30, 1997 the stock had been canceled as recorded by the stock transfer agent, Pacific Corporate Trust. Pending resolution of arbitration, these shares could be reinstated, reissued, or remain canceled.

     In September 1997, the Company entered into an additional licensing agreement with an unrelated third party representative in the Philippine Islands under similar terms as those outlined in Note J.

                       COMPOSITE AUTOMOBILE RESEARCH, LTD.
                                 BALANCE SHEETS



                                                         12-31-96        12-31-97
ASSETS


CURRENT ASSETS
   CASH                                                   52,277           3,913

   PREPAID EXPENSES                                        9,653             675

                                                    ----------------------------
TOTAL CURRENT ASSETS                                      61,930           4,588


FIXED ASSETS
   M & E PLUS FURNITURE                                   80,411          80,411
   DEMO EQUIP                                            378,839         232,701
   MASTER MOLDS                                                          231,881
   LESS DEPRECIATION                                     -66,416        -104,137

                                                    ----------------------------
NET FIXED ASSETS                                         392,834         440,856

OTHER ASSETS
   ORGANIZATION COSTS                                        712             712
   CONSULTING CONTRACT                                   100,000         100,000
   DEPOSITS                                                3,884          33,818
   NOTE RECV - SHAREHOLDER                               200,000         200,000

   LESS AMORTIZATION                                         -71            -251

                                                    ----------------------------
TOTAL OTHER ASSETS                                       304,525         334,279

                                                    ----------------------------
TOTAL ASSETS                                             759,289         779,723

  LIABILITIES AND STOCKHOLDERS' EQUITY

  CURRENT LIABILITIES

   ACCOUNTS PAYABLE                                      101,927         140,666
   ACCRUED LIABILITIES                                     1,600          18,774

                                                    ----------------------------
  TOTAL CURRENT LIABILITIES                              103,527         159,440

  LONG TERM LIABILITIES

   SHAREHOLDER LOANS                                      36,150         117,135
                                                    ----------------------------

  TOTAL LONG TERM LIABILITIES                             36,150         117,135

                                                    ----------------------------
  TOTAL LIABILITIES                                      139,677         276,575

  STOCKHOLDERS EQUITY

    COMMON STOCK                                       1,360,427       2,593,428
    BEGINNING RETAIN EARNINGS                           -319,636      -1,379,454
    NET INCOME                                          -421,179        -710,826

    ENDING RETAIN EARNINGS                              -740,815      -2,090,280

                                                    ----------------------------
  TOTAL STOCKHOLDERS EQUITY                              619,612         503,148

                                                    ----------------------------
  TOTAL LIAB & STKHLDR'S EQUITY                          759,289         779,723

                       COMPOSITE AUTOMOBILE RESEARCH, LTD.
                            STATEMENTS OF CASH FLOWS



                                                          SIX MONTHS    SIX MONTHS
                                                           12-31-96       12-31-97
                                                            -------       -------
CASH FLOWS FROM OPERATING ACTIVITIES

  NET LOSS                                                -421,179      -710,826
  LESS DEPREC & AMORTIZATION                                29,579        47,746
  LOSS ON DISPOSAL OF EQUIPMENT                            198,646
  DECREASE IN ACCTS RECVB                                    3,149
  DECREASE IN INVENTORY                                    132,953
  (INCREASE) IN CONSULTING CONTRACT                       -100,000
  (INCREASE) IN NOTE RECV - SHRLDR                        -200,000
  (INCREASE) IN PREPAID EXPENSES                            -8,978
  DECREASE IN ACQUIRED GOODWILL                             38,999
  (INCREASE) IN MISCELLANEOUS ASSETS                          -250
  INCREASE IN ACCOUNTS PAYABLE                              52,073        85,585
  INCREASE (DECREASE) IN ACCRUED LIABILITIES               -76,291        11,650
  (DECREASE) IN CUSTOMER DEPOSITS                         -131,460

                                                     ----------------------------
NET CASH USED IN OPERATING ACTIVITIES                     -482,759       -565,845

CASH FLOWS FROM INVESTING ACTIVITIES

  PURCHASE OF FIXED ASSETS                                -102,552       -192,648

                                                     ----------------------------
NET CASH USED IN INVESTING ACTIVITIES                     -102,552       -192,648

CASH FLOWS FROM FINANCING ACTIVITIES

STOCK ISSUED                                               593,901        660,427
STOCK CANCELED                                            -109,657
LOANS - SHAREHOLDERS                                        36,150         76,699


                                                     ----------------------------
NET CASH PROVIDED FROM FINANCING ACTIVITIES                520,394        737,126
                                                     ----------------------------
NET INCREASE (DECREASE) IN CASH                            -64,917        -21,367

BEGINNING CASH                                             117,194         25,280
ENDING CASH                                                 52,277          3,913

                       COMPOSITE AUTOMOBILE RESEARCH, LTD.
                                INCOME STATEMENTS



                                                     SIX MONTHS         SIX MONTHS
                                                       12-31-96          12-31-97
NUMBER LICENSES                                                               1
CUMULATIVE TOTAL                                                              3

REVENUE

  LICENSE FEES - WORLDSTAR                                                31,250
  REVENUE - T RANCH                                     52,446

                                                    ----------------------------
TOTAL REVENUE                                           52,446            31,250

COST OF SALES

  COSTS - T RANCH                                       17,800

                                                    ----------------------------
TOTAL COST OF SALES                                     17,800                 0

                                                    ----------------------------
GROSS PROFIT                                            34,646            31,250

OPERATING EXPENSES

  SALARIES & WAGES                                      66,679            32,455
  SALARIES - OFFICERS                                    8,176            30,290
  ADVERTISING & MARKETING                               14,177           220,482
  AMORTIZATION                                              72                72
  DEPRECIATION                                          29,507            47,674
  OUTSIDE SERV                                          89,636           210,842
  OTHER G & A                                           48,132           203,283

                                                    ----------------------------
TOTAL OPERATING EXPENSES                               256,379           745,098

                                                    ----------------------------
INCOME FROM OPERATIONS                                -221,733          -713,848

OTHER INCOME & EXPENSE
  LOSS SALE EQ - T RANCH                              -198,646
  INTEREST EXP                                                              -178
  RENTAL INCOME                                                            3,200

                                                    ----------------------------
TOTAL OTHER INCOME & EXPENSE                          -198,646             3,022

                                                    ----------------------------
INCOME BEFORE TAXES                                   -420,379          -710,826

  CALIF FRANCHISE TAX                                      800

                                                    ----------------------------
NETLOSS                                               -421,179          -710,826

                            EXHIBITS



2).  Plan of Reorganization                             none

3).  Articles of Incorporation and Bylaws               included

4).  Instruments defining the rights of holders         none

7).  Opinion regarding liquidation preference           none

9).  Irrevocable Stock Trust                            included

10). Material Contracts                                 included

          a).  Honduras
          b).  Mexico
          c).  Philippines

11). Statement re: computation of per share earnings    See Financial Statements

14). Material foreign patents                           none

16). Letter on change certifying accountant             none

24). Power of Attorney                                  none

27). Financial Data Schedule                            not required

28). Information from reports furnished to
     State insurance regulatory authorities             none






                                       18